QuickLinks -- Click here to rapidly navigate through this document

Exhibit 99.1

Report of Independent Registered Public Accounting Firm

The Board of Directors
Jupiter Shop Channel Co., Ltd.

        We have audited the accompanying balance sheet of Jupiter Shop Channel Co., Ltd. as of December 31, 2007, and the related statements of income, changes in net assets, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

        We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Jupiter Shop Channel Co., Ltd. as of December 31, 2007, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in Japan.

        Accounting principles and practices generally accepted in Japan vary in certain significant respects from U.S. generally accepted accounting principles. Information relating to the nature and effect of such differences is presented in Note 13 to the financial statements.

/s/ KPMG AZSA & CO.
Tokyo, Japan June 24, 2008

BALANCE SHEETS

Jupiter Shop Channel Co., Ltd.

As of December 31, 2007 and 2006

	Thousands of yen
	2007	2006
		(Unaudited)
ASSETS
CURRENT ASSETS
Cash and cash equivalents (Note 5 and 11)	¥31,038,813	¥24,435,880
Trade accounts receivable	6,333,713	6,286,101
Inventories	4,020,380	3,445,319
Other accounts receivable	253,916	191,792
Deferred tax assets (Note 8)	1,814,940	2,047,002
Prepaid expenses and other current assets	299,036	344,043

Total current assets	43,760,798	36,750,137
PROPERTY and EQUIPMENT
Land	437,146	437,147
Buildings and structures	2,631,881	2,555,066
Machinery and equipment	5,784,554	4,319,011
Vehicles	140,348	21,640
Construction in progress	3,898	932,788

Total	8,997,827	8,265,652
Less—accumulated depreciation	(3,629,537)	(2,564,471)

Net property and equipment	5,368,290	5,701,181
INVESTMENTS and OTHER ASSETS
Software, net of accumulated amortization of ¥3,324,112 thousand in 2007 and ¥2,628,344 thousand in 2006	3,967,203	4,266,370
Guarantee deposits	371,807	363,205
Deferred tax assets (Note 8)	673,916	633,446
Other assets	28,369	39,601

Total investments and other assets	5,041,295	5,302,622

Total assets	¥54,170,383	¥47,753,940

See accompanying notes to financial statements.

BALANCE SHEETS

Jupiter Shop Channel Co., Ltd.

As of December 31, 2007 and 2006

	Thousands of yen
	2007	2006
		(Unaudited)
LIABILITIES AND NET ASSETS
CURRENT LIABILITIES
Trade accounts payable	¥5,026,968	¥5,151,811
Other accounts payable	2,749,487	2,449,162
Accrued expenses	579,468	1,558,945
Income taxes payable	2,822,549	5,435,208
Consumption taxes payable	392,584	425,490
Sales return allowance	295,000	259,222
Allowance for recall and other product returns	69,163	565,800
Other	149,252	101,774

Total current liabilities	12,084,471	15,947,412
NON-CURRENT LIABILITIES
Allowance for retirement benefits (Note 9)	371,061	294,959

Total non-current liabilities	371,061	294,959

Total liabilities	12,455,532	16,242,371

NET ASSETS (Note 10)
Stockholders' Capital
Common stock
Authorized: 100,000 shares
Issued and outstanding: 88,000 shares	4,400,000	4,400,000
Retained earnings	37,314,851	27,061,463

Total stockholders' capital	41,714,851	31,461,463
Valuation and Translation Adjustments
Net unrealized gains on hedging derivatives, net of taxes of ¥34,376 thousand in 2006	—	50,106

Total valuation and translation adjustments	—	50,106

Total net assets	41,714,851	31,511,569

Total liabilities and net assets	¥54,170,383	¥47,753,940

See accompanying notes to financial statements.

STATEMENTS OF INCOME

Jupiter Shop Channel Co., Ltd.

For the years ended December 31, 2007, 2006 and 2005

	Thousands of yen
	2007	2006	2005
		(Unaudited)	(Unaudited)
NET SALES	¥102,303,119	¥99,718,104	¥76,114,407
COSTS and EXPENSES
Cost of sales	53,761,561	50,544,810	38,858,578
Selling, general and administrative expenses (Note 6)	30,611,189	28,397,575	22,776,609

Operating income	17,930,369	20,775,719	14,479,220
OTHER INCOME (EXPENSES)
Interest income	122,719	34,460	5,672
Foreign exchange gain	27,235	49,930	146,170
Gain on reversal of allowance for recall and other product returns	257,713	—	—
Loss on recall and other product returns	(753,604)	(565,800)	—
Loss on disposal of property and equipment	(78,797)	(23,530)	—
Prior-year retirement benefit expenses (Note 9)	—	(128,744)	—
Other income, net	35,587	48,021	27,973

Income before income taxes	17,541,222	20,190,056	14,659,035
INCOME TAXES (Note 8)
Current	7,061,866	8,513,547	6,328,491
Deferred	225,968	(358,467)	(776,555)

Total income taxes	7,287,834	8,155,080	5,551,936

Net income	¥10,253,388	¥12,034,976	¥9,107,099

PER SHARE INFORMATION

	Yen
	2007	2006	2005
		(Unaudited)	(Unaudited)
Net income per share (Note 12)	¥116,515.77	¥136,761.09	¥103,489.76

See accompanying notes to financial statements.

STATEMENTS OF CHANGES IN NET ASSETS

Jupiter Shop Channel Co., Ltd.

For the years ended December 31, 2007, 2006 and 2005

	Thousands of yen
	Stockholders' capital			Valuation and translation adjustments
	Common stock	Retained earnings	Total stockholders' capital	Net unrealized gains on hedging derivatives	Total net assets
BALANCE AT DECEMBER 31, 2004 (Unaudited)	¥4,400,000	¥5,919,388	¥10,319,388	¥—	¥10,319,388
Net income	—	9,107,099	9,107,099	—	9,107,099

BALANCE AT DECEMBER 31, 2005 (Unaudited)	4,400,000	15,026,487	19,426,487	—	19,426,487
Net income	—	12,034,976	12,034,976	—	12,034,976
Net changes in items other than stockholders' capital	—	—	—	50,106	50,106

BALANCE AT DECEMBER 31, 2006 (Unaudited)	4,400,000	27,061,463	31,461,463	50,106	31,511,569
Net income	—	10,253,388	10,253,388	—	10,253,388
Net changes in items other than stockholders' capital	—	—	—	(50,106)	(50,106)

BALANCE AT DECEMBER 31, 2007	¥4,400,000	¥37,314,851	¥41,714,851	¥—	¥41,714,851

See accompanying notes to financial statements.

STATEMENTS OF CASH FLOWS

Jupiter Shop Channel Co., Ltd.

For the years ended December 31, 2007, 2006 and 2005

	Thousands of yen
	2007	2006	2005
		(Unaudited)	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
Income before income taxes	¥17,541,222	¥20,190,056	¥14,659,035
Adjustments to reconcile income before income taxes to net cash provided by operating by operating activities:
Depreciation and amortization	2,424,784	1,950,192	1,372,740
Provision for sales return allowance	35,778	17,000	103,222
Provision for allowance for recall and other product returns	704,379	565,800	—
Provision for allowance for retirement benefits	90,175	223,209	33,708
Reversal of allowance for recall and other product returns	(1,201,016)	—	—
Payments of retirement benefits	(14,074)	(18,106)	(5,240)
Interest income	(122,719)	(34,460)	(5,672)
Unrealized foreign exchange loss (gain)	(3,844)	(19,213)	772
Loss on disposal of property and equipment	78,797	23,530	—
Changes in operating assets and liabilities:
Increase in trade accounts receivable	(50,063)	(1,610,531)	(1,305,888)
Increase in inventories	(575,061)	(226,977)	(267,706)
Increase in prepaid expenses	(5,662)	(43,845)	(35,904)
Increase in other accounts receivable	(62,124)	(71,989)	(48,324)
Decrease (increase) in guarantee deposits	(8,602)	15	(150,086)
Increase (decrease) in trade accounts payable	(124,842)	1,369,010	836,408
Increase (decrease) in other accounts payable	245,325	(1,251,005)	2,045,479
Increase (decrease) in accrued expenses	(1,011,877)	(53,801)	331,654
Increase (decrease) in consumption taxes payable	(32,906)	130,989	155,522
Other, net	77,086	22,190	(25,902)

Subtotal	17,984,756	21,162,064	17,693,818
Interest received	121,804	33,713	5,678
Income taxes paid	(9,674,524)	(8,035,750)	(3,285,522)

Net cash provided by operating activities	¥8,432,036	¥13,160,027	¥14,413,974
CASH FLOWS FROM INVESTING ACTIVITIES
Payments for purchases of property and equipment	(927,392)	(2,653,143)	(580,220)
Payments for purchases of software and other assets	(905,555)	(840,161)	(2,874,930)

Net cash used in investing activities	(1,832,947)	(3,493,304)	(3,455,150)
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	3,844	19,213	(772)

NET INCREASE IN CASH AND CASH EQUIVALENTS	6,602,933	9,685,936	10,958,052
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	24,435,880	14,749,944	3,791,892

CASH AND CASH EQUIVALENTS AT END OF YEAR (Note 5)	¥31,038,813	¥24,435,880	¥14,749,944

See accompanying notes to financial statements.

Notes to Financial Statements

1. Business and Organization

        Jupiter Shop Channel Co., Ltd. ("JSC") is one of the largest multimedia retailers in Japan of a wide range of consumer products such as jewelry, fashion apparel, cosmetics, electronics, and foods which are marketed and sold primarily by merchandise-focused televised shopping programs and via the Internet. The programs are aired live through its nationally televised shopping network-24 hours a day, 7 days a week.

        JSC was established in Tokyo, Japan as of November 22, 1996 as a joint venture between Jupiter TV Co. Ltd. ("JTV") (f/k/a Jupiter Programming Co., Ltd.) and The Home Shopping Network ("HSN"), where JTV was a joint venture with each an indirect 50% investment by Sumitomo Corporation ("SC"), Japan and Liberty Global, Inc. ("LGI"). JTV owned 70% interest of JSC as well as varying stakes in 19 thematic programming channels in the Japanese market ("Thematic Business").

        Following a spin-off and the establishment of a new company by JTV for the Thematic Business as of July 2, 2007 and LGI's exchange of its interest in JTV for SC shares as of July 3, 2007, JTV's became a wholly owned subsidiary of SC and its name was changed to SC Media & Commerce Inc. ("SMC"). As of December 31, 2007, SMC held 70% interest in JSC with the remaining 30% interest still owned by HSN.

2. Basis of Presenting Financial Statements

        The accompanying financial statements have been prepared in accordance with the provisions set forth in the Japanese Financial Instruments and Exchange Law and its related accounting regulations, and in conformity with accounting principles generally accepted in Japan ("Japanese GAAP"), which are different in certain significant respects as to application and disclosure requirements of U.S. generally accepted accounting principles ("U.S. GAAP"). A reconcilation of the reported net income and net assets under Japanaese GAAP to the respective amounts under U.S. GAAP and other information relating to such differences are presented in Note 13. Reconcilation to U.S. GAAP.

        The accompanying financial statements have been reorganized and translated into English (with some expanded descriptions) from the financial statements of JSC prepared in accordance with Japanese GAAP. Some supplementary information included in the statutory Japanese language financial statements, but not considered necessary for fair presentation, is not presented in the accompanying financial statements.

3. Summary of Significant Accounting Policies

(1)
Inventories

        Inventories, consisting mainly of merchandises, are stated at lower of cost or market, with cost being determined based on the first-in, first-out method.

(2)
Depreciation and amortization

(a)
Property and equipment

Notes to Financial Statements (Continued)

3. Summary of Significant Accounting Policies (Continued)

        Depreciation of property and equipment is computed by the straight-line method. Useful lives used in the computation of depreciation expense are mainly as follows:

Buildings	10-50 years
Structures	15-20 years
Machinery	7-15 years
Equipment	2-20 years
Vehicles	4 years

        Depreciation of leasehold improvements which are included in buildings is computed by the straight-line method over useful lives of 3-4 years.

        In connection with the 2007 revisions to the Japanese corporate income tax law, depreciation expenses for certain property and equipment acquired on and after April 1, 2007 are calculated based on the revised depreciation tables under the corporate income tax law. There is no significant impact on income as a result of this change.

  (b)
  Intangible assets

        Software (for internal use) is amortized using the straight-line method over its estimated useful lives of 2 to 5 years.

(3)
Reserve and allowances

(a)
Allowance for doubtful accounts

        JSC provides an allowance for doubtful accounts in an amount sufficient to cover potential losses on collection by estimating individual uncollectible amounts on overdue accounts and applying a percentage based on collection experience to the remaining accounts.

  (b)
  Sales return allowances

        JSC provides an allowance for sales returns at an amount equivalent to the gross profit on the estimated sales returns.

  (c)
  Allowance for recall and other product returns

        The allowance for recall and other product returns is determined based on an estimated amount of losses to be incurred upon product recall and other returns.

  (d)
  Allowance for retirement benefits

        The allowance for retirement benefits is determined based on the amounts actuarially calculated under certain assumptions. Actuarial gains and losses are recognized fully in the year in which they occur.

        In the years ended on and prior to December 31, 2005, JSC had provided an allowance for employees' retirement benefits at the amounts payable had all eligible employees voluntarily retired at the balance sheet date. With the increase in the number of employees, JSC changed its method of calculating the allowance for retirement benefits to the method described in the preceding paragraph. Loss incurred upon this change in the calculation for the allowance (¥128,744 thousand) at the beginning of the year ended December 31, 2006 was fully charged to income as prior-year retirement benefit expense.

Notes to Financial Statements (Continued)

3. Summary of Significant Accounting Policies (Continued)

        As a result of this change, operating income and income before income taxes for the year ended December 31, 2006 decreased by ¥48,078 thousand and ¥176,822 thousand, respectively, compared to what would have been reported under the previous method.

(4)
Derivative financial instruments and hedge accounting

        Derivative financial instruments are measured at fair value. The following summarizes an overview of hedge accounting adopted by JSC.

  (a)
  Type of hedge accounting

        Net gains and losses on foreign exchange forward contracts which are designated as a hedging instrument and are effective are deferred, net of applicable taxes, on the balance sheet in "net unrealized gains on hedging derivatives" as a component of net assets. Hedged trade accounts payables denominated in foreign currencies are translated at forward contract rate.

  (b)
  Hedging instruments and hedged items

        Hedging instruments: Foreign exchange forward contracts

        Hedged items: Trade accounts payable denominated in foreign currencies

  (c)
  Hedge policy

        According to JSC's internal policy, JSC enters into foreign exchange forward contracts to mitigate risks of short-term fluctuations in foreign currency exchange rates with respect to foreign currency denominated payables arising from purchases of merchandise inventories. In principle, JSC does not hold derivative financial instruments for speculative or trading purposes.

  (d)
  Assessment of hedge effectiveness

        Those hedging instruments are assumed to be highly effective as the terms of foreign exchange forward contracts and hedged accounts payable match in currency, amounts and due dates.

        The hedging instruments outstanding as of December 31, 2007 were considered ineffective, and accordingly, a net loss on foreign exchange forward contracts was recognized in the income statement as foreign exchange gain (loss) for the year ended December 31, 2007, and all trade accounts payables denominated in foreign currencies were translated at the rate of exchange in effect as of December 31, 2007.

(5)
Foreign currency translation

        Foreign currency denominated bank deposits, receivables and payables that are not a designated hedged item as part of the Company's hedge policy are translated into Japanese yen at the exchange rates prevailing at the balance sheet dates. Resulting gains and losses are reported in earnings as incurred. The Company's foreign-currency denominated assets were bank deposits of ¥108,480 thousand in U.S. dollars and other accounts receivable of ¥32,668 thousand in U.S. dollars, and the Company's foreign-currency denominated liabilities were trade accounts payable of ¥100,941 thousand in U.S. dollars and of ¥7,745 thousand in Euro as of December 31, 2007.

(6)
Presentation of net assets in the balance sheets

        Effective from the year ended December 31, 2006, JSC adopted the new accounting standards, "Accounting Standard for Presentation of Net Assets in the Balance Sheet" (Statement No.5 issued by

Notes to Financial Statements (Continued)

3. Summary of Significant Accounting Policies (Continued)

the Accounting Standards Board of Japan on December 9, 2005) and the implementation guidance for the accounting standard for presentation of net assets in the balance sheet (the Financial Accounting Standard Implementation Guidance No.8 issued by the Accounting Standards Board of Japan on December 9, 2005), (collectively, "the new accounting standards").

        Under the new accounting standards, balance sheets comprise assets, liabilities and net assets, whereas previously presented balance sheets comprised assets, liabilities and stockholders' equity. Net assets section comprises stockholders' capital, valuation and translation adjustments, subscription rights to shares, treasury stock, and minority interests, as applicable. It should be noted that net unrealized gains (losses) on hedging derivatives were presented on a gross basis without the effect of applicable taxes as current assets or current liabilities on the balance sheets as of and prior to December 31, 2005, and therefore are not presented in the statement of changes in net assets for the year ended December 31, 2005.

(7)
Accounting for leases

        Finance lease transactions in which the title to the leased asset does not transfer to the lessee, are accounted for in the same manner as operating leases.

(8)
Accounting for income taxes

        The Company recognizes income taxes based on income reported for financial reporting purposes. The asset and liability approach is used to recognize deferred income tax assets and liabilities for the expected future tax consequences attributable to temporary differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases.

(9)
Accounting for consumption taxes

        Consumption taxes are excluded from the revenue and expense accounts which are subject to such taxes.

(10)
Cash and cash equivalents

        Cash and cash equivalents in the accompanying financial statements consist of deposits in banks and short-term investments which are highly liquid, readily convertible to cash with insignificant risk of market value fluctuation, and with a maturity of three months or less at the time of purchase.

Notes to Financial Statements (Continued)

4. Leases

        The following tables summarize information on finance leases accounted for as operating leases.

(1)
Pro forma balance sheet items

        Had those finance lease transactions been accounted for as capital leases, the amounts of acquisition cost, accumulated depreciation and net book value as of December 31, 2007 and 2006 would have been as follows:

	Thousands of yen
	2007	2006
	Machinery and equipment	Machinery and equipment
		(Unaudited)
Acquisition cost	¥9,600	¥20,218
Accumulated depreciation	9,067	17,159

Net book value	¥533	¥3,059

(2)
Future minimum lease payments as of December 31, 2007 and 2006 were as follows:

	Thousands of yen
	2007	2006
		(Unaudited)
Amount due within one year	¥684	¥2,890
Amount due after one year	—	684

Total	¥684	¥3,574

(3)
Rental expense and pro forma amounts of depreciation and interest expenses for the years ended December 31, 2007, 2006 and 2005 were as follows:

	Thousands of yen
	2007	2006	2005
		(Unaudited)	(Unaudited)
Lease expense	¥3,002	¥10,460	¥57,817
Depreciation expense (pro forma)	2,526	9,136	51,642
Interest expense (pro forma)	112	358	1,795

        Pro forma amounts of depreciation and interest expense represent those amounts that would have been reported had those finance lease transactions been accounted for as capital leases.

(4)
Calculation of pro forma amount of depreciation expense and interest expense:

        Pro forma amounts of depreciation are calculated under the straight-line method over the lease term assuming no residual value. Pro forma amounts of interest expense are calculated under the effective interest method.

5. Cash and Cash Equivalents

        Cash and cash equivalents in the accompanying financial statements as of December 31, 2007 and 2006 were comprised of the following:

	Thousands of Yen
	2007	2006
		(Unaudited)
Cash and bank deposits	¥14,538,813	¥ 7,935,880
Deposits with related party (Note 11)	16,500,000	16,500,000

Total	¥31,038,813	¥24,435,880

6. Selling, General and Administrative Expenses

        Selling, general and administrative expenses for the years ended December 31, 2007, 2006 and 2005 were comprised of the following:

	Thousands of Yen
	2007	2006	2005
		(Unaudited)	(Unaudited)
Call center expenses	¥ 2,442,594	¥ 2,376,376	¥ 1,875,960
Freight and other logistics costs	8,713,224	8,042,941	6,371,606
Advertising expenses	2,597,498	1,994,085	1,375,299
Program distribution charge	4,818,767	4,580,665	3,878,312
Salaries and bonuses	3,681,384	3,420,131	3,017,097
System related costs	1,140,778	1,562,302	905,123
Depreciation and amortization	2,424,784	1,950,192	1,372,740
Other	4,792,160	4,470,883	3,980,472

Total	¥30,611,189	¥28,397,575	¥22,776,609

7. Derivative Financial Instruments and Hedge Accounting

        JSC enters into foreign exchange forward contracts only for the purpose of mitigating risks of short-term fluctuations in foreign currency exchange rates arising from the purchase of merchandise inventories.

        The derivative transactions are executed and managed by JSC's Finance Department in accordance with the established policies and within the specified limits on the amounts of derivative transactions. JSC does not use derivative financial instruments for speculative or trading purposes. The derivative financial instruments are executed with creditworthy financial institutions, and JSC's management believes there is little risk of default by counterparties.

7. Derivative Financial Instruments and Hedge Accounting (Continued)

        The foreign exchange forward contracts outstanding as of December 31, 2007 were considered hedge ineffective, and accordingly, a net loss on foreign exchange forward contracts was recognized in the income statement as foreign exchange gain (loss) for the year ended December 31, 2007. The following table summarizes the fair value of such derivatives.

	Thousands of yen
As of December 31, 2007	Contract amounts	Contract valuation amounts	Fair value- Unrealized loss
Foreign exchange forward contracts:
Buy U.S. dollars	¥1,237,935	¥1,220,182	¥17,753

Total	¥1,237,935	¥1,220,182	¥17,753

        Weighted average contract rate was ¥112.54 to U.S. $1.00 as of December 31, 2007.

        Fair value disclosures of derivative contracts outstanding as of December 31, 2006 and 2005 are not presented since they were considered effective hedging instruments.

8. Income Taxes

(1)
The Company is subject to a corporate income tax, an inhabitant tax and a deductible enterprise tax, which in the aggregate resulted in a statutory income tax rate of 40.69% for the years ended December 31, 2007, 2006 and 2005. All pre-tax book income and income tax expense is derived from Japanese sources.

        The tax bases for assessing enterprise taxes are comprised of "amount of income," "amount of added value" and "amount of capital." Enterprise taxes based on "amount of added value" and "amount of capital" are included in "selling, general and administrative expenses."

8. Income Taxes (Continued)

(2)
The tax effects of temporary differences giving rise to the deferred tax assets and liabilities as of December 31, 2007 and 2006 were as follows:

	Thousands of yen
	2007	2006
		(Unaudited)
Deferred tax assets:
Excess allowance for sales returns	¥ 120,036	¥ 105,477
Accrued employees' bonus	104,917	356,264
Provision for losses on inventories	1,302,323	964,674
Enterprise taxes payable	213,612	398,177
Excess depreciation expense	485,936	440,418
Excess allowance for retirement benefits	150,985	120,019
Allowance for recall and others	28,142	230,224
Other	82,905	99,571

Total	2,488,856	2,714,824

Deferred tax liabilities:
Unrealized gains on hedging derivatives	—	34,376

Total	—	34,376

Net deferred tax assets	¥2,488,856	¥2,680,448

(3)
Significant differences between the statutory tax rate and JSC's effective tax rate for the years ended December 31, 2007, 2006 and 2005 were as follows:

	2007	2006	2005
		(Unaudited)	(Unaudited)
Statutory tax rate (Adjustments)	40.69%	40.69%	40.69%
Tax credit on IT investments	(0.08)	(0.59)	(3.27)
Permanent differences	0.78	0.35	0.33
Other	0.16	(0.06)	0.12

Effective tax rate	41.55%	40.39%	37.87%

9. Retirement Benefits

(1)
Outline of retirement plan

        JSC has an unfunded retirement plan, in which the employees are entitled to lump-sum payments at the time of termination of their employment or upon retirement, and, in addition, it participates in a welfare pension fund. Both the unfunded retirement plan and the welfare pension fund are defined benefit plans. The welfare pension fund in which JSC participates, is a multiemployer plan under which the amount of pension assets attributable to each participant cannot be reasonably determined. Thus, JSC charges pension contributions to income as periodic pension cost as they become payable. Fair value of the plan assets allocable to JSC's employees using the annual contributions made by JSC as of December 31, 2007 and 2006 was ¥293,962 thousand and ¥169,607 thousand, respectively.

9. Retirement Benefits (Continued)

(2)
Details of the projected benefit obligation regarding the unfunded retirement plan as of December 31, 2007 and 2006 are as follows:

	Thousands of yen
	2007	2006
		(Unaudited)
Projected benefit obligation	¥371,061	¥294,959
Allowance for retirement benefits	¥371,061	¥294,959
(3)
A breakdown of net periodic retirement benefit expenses regarding the unfunded retirement plan for the years ended December 31, 2007, 2006 and 2005 is as follows:

	Thousands of yen
	2007	2006	2005
		(Unaudited)	(Unaudited)
Service costs—benefits earned during the year	¥ 66,862	¥ 48,973	¥33,708
Interest costs on projected benefit obligation	4,424	3,279	—
Recognized actuarial loss	18,889	42,213	—
Prior-year retirement benefit expenses	—	128,744	—

Retirement benefit expenses	¥ 90,175	¥223,209	¥33,708

        Prior-year retirement benefit expenses incurred in the year ended December 31, 2006 represents a loss incurred upon the change in the calculation method of the allowance for retirement benefits at the beginning of the year ended December 31, 2006. For the year ended December 31, 2005, JSC had provided an allowance for retirement benefits at an amount payable had all eligible employees retired as of the balance sheet date. Refer to Note 3. (3) (d) for detailed explanations.

(4)
Basis for the measurement of projected benefit obligations and other items:

        Actuarial gains and losses are recognized fully in the year in which they occur. The discount rate used in determining retirement benefit expenses was 1.50% for the years ended December 31, 2007 and 2006. Projected retirement benefits are attributed to employees' service periods under the projected unit credit actuarial cost method.

10. Net Assets

        As described in Note 3 (6), net assets comprises four subsections, which are the stockholders' capital, valuation and translation adjustments, subscription rights to shares and minority interests, as applicable.

        The Japanese Corporate Law (the "Law") became effective on May 1, 2006, replacing the Japanese Commercial Code (the "Code"). The Law is generally applicable to events and transactions occurring after April 30, 2006 and for fiscal years ending after that date.

        Under Japanese laws and regulations, the entire amount paid for new shares is required to be designated as common stock. However, a company may, by resolution of the Board of Directors, designate an amount not exceeding one-half of the price of the new shares as additional paid-in capital.

        Under the Law, in cases where a dividend distribution of surplus is made, the smaller of an amount equal to 10% of the dividend or the excess, if any, of 25% of common stock over the total of

10. Net Assets (Continued)

additional paid-in-capital and legal earnings reserve must be set aside as additional paid-in-capital or legal earnings reserve. Legal earnings reserve, if any, is included in retained earnings in the balance sheets.

        Under the Code, companies were required to set aside an amount equal to at least 10% of the aggregate amount of cash dividends and other cash appropriations as legal earnings reserve until the total of legal earnings reserve and additional paid-in capital equaled 25% of common stock.

        Under the Code, legal earnings reserve and additional paid-in capital could be used to eliminate or reduce a deficit by resolution of the stockholders' meeting or could be capitalized by resolution of the Board of Directors. Under the Law, both of these appropriations generally require resolution of the stockholders' meeting.

        Additional paid-in capital and legal earnings reserve may not be distributed as dividends. Under the Code, however, on condition that the total amount of legal earnings reserve and additional paid-in capital remained equal to or exceeded 25% of common stock, they were available for distribution by resolution of the stockholders' meeting. Under the Law, all additional paid-in-capital and all legal earnings reserve may be transferred to other capital surplus and retained earnings, respectively, which are potentially available for dividends.

11. Related Party Transactions

        Significant related party transactions for the years ended December 31, 2007, 2006 and 2005 are summarized as follows:

	Thousands of yen
	2007		2006		2005
			(Unaudited)		(Unaudited)
Name of the related party	SC Media & Commerce Inc.		Jupiter TV Co., Ltd.		Jupiter Programming Co., Ltd.
Address	Tokyo, Japan		Tokyo, Japan		Tokyo, Japan
Common stock owned	¥3,500,000		¥11,434,000		¥11,434,000
Ownership percentage of voting shares	70%		70%		70%
Number of mutual directors and statutory auditors	2		2		2
Nature of transaction	Deposits		Deposits		Deposits
Transaction amount	¥119,370	Interest income	¥31,481	Interest income	¥4,941	Interest income
Balance at year-end	¥16,500,000	Deposits	¥16,500,000	Deposits	¥7,500,000	Deposits
	¥1,664	Interest receivable	¥748	Interest receivable	¥41	Interest receivable

        Policies for terms and conditions:

        Interest rate on deposits is determined in reference to market rates.

        There were no transactions with HSN for the years ended December 31, 2007, 2006 or 2005.

12. Per Share Information

        Net income per share for the years ended, December 31, 2007, 2006 and 2005 and net assets per share as of December 31, 2007 and 2006 were as follows:

	Yen
	2007	2006	2005
		(Unaudited)	(Unaudited)
Net income per share	¥116,515.77	¥136,761.09	¥103,489.76
Net assets per share	¥474,032.40	¥358,086.02	—

        Net income per share is computed based on the weighted-average number of common shares outstanding during the years. JSC did not have any potentially dilutive common shares outstanding during the years ended December 31, 2007, 2006 or 2005.

13. Reconciliation to U.S. GAAP

        As discussed in Note 2, JSC maintains its books and records in conformity with accounting principles and practices generally accepted in Japan. The differences in net income for the years ended December 31, 2007 and 2006, and net assets as of December 31, 2007 and 2006, along with a description of those significant differences and related balance sheet effects are summarized as follows:

	Thousands of yen
	2007		2006
	Net income	Net assets	Net income	Net assets
			(Unaudited)
	¥10,253,388	¥41,714,851	¥12,034,976	¥31,511,569
U.S. GAAP adjustments:
(1) Revenue recognition	9,274	(272,093)	(60,054)	(281,367)
(2) Derivatives	(83,500)	0	(78,994)	(983)
(3) Compensated absences	(14,801)	(173,643)	(43,431)	(158,842)
(4) Capital leases	365	(150)	965	(515)
(5) Asset retirement obligation	(66,559)	(75,931)	(9,372)	(9,372)
(6) Retirement benefits	—	—	128,744	—
(7) Discount coupons	—	—	—	—
(8) Sales returns	—	—	—	—
(9) Recall and other product returns	—	—	—	—
(10) Disposal of property and equipment	—	—	—	—

Total U.S. GAAP adjustments (pre-tax)	(155,221)	(521,817)	(62,142)	(451,079)
Income tax effects of U.S. GAAP adjustments	63,159	212,327	25,286	183,544

Effects of U.S. GAAP adjustments	(92,062)	(309,490)	(36,856)	(267,535)

	¥10,161,326	¥41,405,361	¥11,998,120	¥31,244,034

13. Reconciliation to U.S. GAAP (Continued)

        Shipping and handling costs, which are accounted for as part of freight and other logistics costs in selling, general and administrative expenses (Note 6) for the years ended, December 31, 2007 and 2006 were as follows:

	Thousands of yen
	2007	2006
		(Unaudited)
Shipping and handling costs	¥4,818,219	¥4,596,825

(1)
Revenue recognition

        Under U.S. GAAP, Staff Accounting Bulletin ("SAB") No. 104, "Revenue Recognition," which was issued by the Securities and Exchange Commission ("SEC") in December 2003, summarizes certain of the SEC staffs views regarding basis of revenue recognition. This bulletin superseded SAB No. 101, "Revenue Recognition in Financial Statements." In accordance with SAB No. 104, revenue should be recognized when all of the following criteria are met: (a) persuasive evidence of an arrangement exists, (b) delivery has occurred or services have been rendered, (c) the seller's price to the buyer is fixed or determinable, and (d) collectibles is reasonably assured.

        Under Japanese GAAP, there are no explicit provisions similar to those under SAB No. 104. Revenue should be recognized on an accrual basis under the Financial Accounting Standards for Business Enterprises when goods have been sold or services have been rendered. JSC recognizes revenue on the products sold upon shipment from its warehouse.

        These accounting differences, representing shipments made but not yet accepted by customers, resulted in a decrease in accounts receivable of ¥565,080 thousand and ¥612,180 thousand, an increase in inventories of ¥292,986 thousand and ¥330,813 thousand, and an increase in deferred tax assets-current of ¥110,715 thousand and ¥114,488 thousand, respectively, as of December 31, 2007 and 2006 under U.S. GAAP.

(2)
Derivatives

        Under U.S. GAAP, Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended, requires a derivative to be recognized as either assets or liabilities on the balance sheets based on its fair value. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and the resulting designation including documentation of a hedge relationship. JSC has elected not to apply hedge accounting for U.S. GAAP purposes, and therefore changes in the fair value of a derivative are reported currently in earnings.

        Under Japanese GAAP, unrealized gains and losses on qualified hedging transactions are deferred on the balance sheet in "net unrealized gains on hedging derivatives" as a component of net assets until the income or loss on the hedged items are realized, and hedged recognized assets and liabilities are translated using the contract rates. However, in cases where hedged assets and liabilities are valued at market, it is also permitted to adopt the mark-to-market method rather than the deferral method described above and accordingly, unrealized gains and losses on both the hedging instruments and the hedged items are recognized currently in earnings. JSC adopts the deferral method under Japanese GAAP.

13. Reconciliation to U.S. GAAP (Continued)

        The foreign exchange forward contracts outstanding as of December 31, 2007 were considered hedge ineffective and accordingly, net loss on foreign exchange forward contracts are recognized in the income statement as foreign exchange gain (loss) for the year ended December 31, 2007. Thus, there is no difference in the balance sheet under U.S. and Japanese GAAP as of December 31, 2007.

        These accounting differences resulted in a decrease in net unrealized gains on hedging derivatives, net of taxes, of ¥50,106 thousand, an increase in other current assets of ¥5,708 thousand, an increase in inventory of ¥2,478 thousand, a decrease in deferred tax assets of ¥400 thousand and an increase in accounts payable of ¥9,169 thousand as of December 31, 2006 under U.S. GAAP.

(3)
Compensated absences

        While U.S. GAAP under SFAS No. 43, "Accounting for Compensated Absences" requires recognition of a liability representing employees' rights to receive compensation for future absences when certain conditions are met, Japanese GAAP is silent as to accounting for compensated absences and recognition of the related liability is not generally permitted in Japan.

        These differences resulted in an increase in deferred tax assets-current of ¥70,655 thousand and ¥64,633 thousand, and an increase in accrued expenses of ¥173,643 thousand and ¥158,842 thousand, respectively, as of December 31, 2007 and 2006 under U.S. GAAP.

(4)
Capital leases

        Under U.S. GAAP, there are specified criteria under SFAS No. 13, "Accounting for Leases" for appropriate accounting to be applied to leases as either capital leases or operating leases. Under Japanese GAAP, while there are similar criteria, financing lease agreements under which the ownership of leased property is not transferred to the lessee at the end of the lease team are permitted to be accounted for as an operating lease with certain pro forma information disclosed in a footnote.

        These accounting differences resulted in an increase in property and equipment, net of ¥533 thousand and ¥3,059 thousand, an increase in capital lease obligations-current of ¥684 thousand and ¥2,890 thousand, an increase in capital lease obligations-noncurrent of ¥ nil thousand and ¥684 thousand, and an increase in deferred tax assets-noncurrent of ¥61 thousand and ¥209 thousand respectively, as of December 31, 2007 and 2006 under U.S. GAAP.

(5)
Asset retirement obligation

        Under U.S. GAAP, SFAS No. 143, "Accounting for Asset Retirement Obligations" requires that obligations associated with the retirement of tangible long-lived assets be recorded as liabilities when those obligations are incurred, with the amount of the liability initially measured at fair value. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. Under Japanese GAAP, a new accounting standard that requires the recognition of asset retirement obligations will not be effective until the first fiscal year beginning on or after April 1, 2010, and recognition of the related asset and liability is not currently practiced in Japan.

13. Reconciliation to U.S. GAAP (Continued)

        The Company has asset retirement obligations primarily associated with restoration activities to be carried out at the time it vacates certain leased premises, to be accounted for in accordance with SFAS No. 143 under U.S. GAAP.

        These accounting differences resulted in an increase in property and equipment, net of ¥229,679 thousand and ¥291,680 thousand, an increase in asset retirement obligations of ¥305,610 thousand and ¥301,053 thousand, and an increase in deferred tax assets of ¥30,896 thousand and ¥3,814 thousand, respectively, as of December 31, 2007 and 2006 under U.S. GAAP.

(6)
Retirement benefits

        Under U.S. GAAP, in accordance with SFAS No. 87, "Employers' Accounting for Pensions" and SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106, and 132(R)," net periodic pension cost consists of service cost, interest cost, actual return on plan assets, amortization of prior service costs and amortization of actuarial gain or loss. Any difference between net periodic pension cost charged against income and the amount actually funded is recorded as accrued or prepaid pension costs. It is required that an employer recognizes in its balance sheet, the overfunded or underfunded status of a defined benefit postretirement plan measured as the difference between the fair value of the plan assets and the benefit obligation with amounts not yet recognized in earnings reported as a component of shareholders' equity. Those statements also require fiscal year-end measurements of plan assets and benefit obligations.

        Under Japanese GAAP, in accordance with "Accounting for Retirement Benefits," a similar accounting treatment (an actuarial method) is generally required. However, in accordance with prevailing accounting practices in Japan where a company employs less than 300 employees, it is permitted to calculate an accrual amount at the amount of the liability which would have become payable, had all qualified employees left the company voluntarily at the balance sheet date. JSC had applied this permitted vested-benefit method for the years ended on and prior to December 31, 2005. Effective from the year ended December 31, 2006, JSC changed its calculation method to adopt the actuarial method. Loss incurred upon the change at the beginning of the year ended December 31, 2006 is fully charged to income as prior-year retirement benefit expense for the year then ended.

        While these accounting differences resulted in an increase in net income of ¥76,358 thousand for the year ended December 31, 2006 under U.S. GAAP as a result of removing the beginning-of-year effect of the change in the calculation of accrued retirement benefits, there were no difference in the balance sheets as of December 31, 2007 and 2006 under Japanese GAAP and U.S. GAAP.

(7)
Discount coupons

        Under U.S. GAAP, costs incurred in connection with cash or similar considerations such as discount coupons provided to customers without obtaining identifiable benefits shall be accounted for as a reduction of revenues. Under Japanese GAAP, such costs are generally classified as selling, general and administrative expenses.

        These accounting differences, while having no impact on net income, net assets or balance sheets, resulted in a decrease in selling, general and administrative expenses as well as net sales of ¥773,413 thousand and ¥611,508 thousand, respectively, for the years ended December 31, 2007 and 2006 under U.S. GAAP.

13. Reconciliation to U.S. GAAP (Continued)

(8)
Sales returns

        Under U.S. GAAP, SFAS No. 48 "Revenue Recognition When Right of Return Exists" sets forth criteria for recognizing revenue when an enterprise sells its product but gives the buyer the right to return the product. If sales are recognized because those criteria are met, any costs or losses that may be expected in connection with any returns should be accrued in accordance with SFAS No. 5, "Accounting for Contingencies." Sales revenue and cost of sales reported shall be reduced on a gross basis to reflect estimated returns.

        Under Japanese GAAP, in accordance with the Financial Accounting Standards for Business Enterprises, return accruals are provided in a similar manner but at a net amount equivalent to gross profit on the estimated sales returns as part of cost of goods sold.

        These accounting differences, while having no impact on net income, net assets or balance sheets, resulted in a decrease in sales as well as cost of sales of ¥91,821 thousand and ¥72,048 thousand, respectively, for the years ended December 31, 2007 and 2006 under U.S. GAAP.

(9)
Recall and other product returns

        Under U.S. GAAP, any costs or losses that may be expected in connection with recall and other product returns shall be accrued in accordance with SFAS No. 5, "Accounting for Contingencies." Estimated returns of products already sold shall be accounted for as part of costs of products in determining total cost of goods sold. Other related expenses expected to be incurred are generally classified as selling, general and administrative expenses.

        Under Japanese GAAP, any costs or losses that may be expected in connection with recall and other product returns shall be accrued and accounted for in a similar manner in accordance with the Financial Accounting Standards for Business Enterprises. However, estimated costs of returns related to prior-year sales are generally presented as a component of other income and expenses. Other expenses expected to be incurred are mainly accounted for as selling, general and administrative expenses. Any gains on reversal of such allowance for recall and other product returns are also accounted for as a component of other income and expenses.

        These accounting differences, while having no impact on net income, net assets or balance sheets, resulted in an increase in cost of sales of ¥615,048 thousand and ¥368,500 thousand, an increase (a decrease) in selling, general and administrative expenses of ¥(119,156) thousand and ¥172,200 thousand, and a decrease of other expenses, net of ¥495,891 thousand and ¥565,800 thousand, respectively, for the years ended December 31, 2007 and 2006 under U.S. GAAP.

(10)
Disposal of property and equipment

        Under U.S. GAAP, any gains and losses related to sale and/or disposal of property, plant and equipment shall be included in determination of operating income.

        Under Japanese GAAP, such gains and losses are generally reported as part of other income and expenses.

        These accounting differences, while having no impact on net income, net assets or balance sheets, resulted in an increase in selling, general and administrative expenses of ¥78,797 thousand and ¥23,530 thousand, and a decrease of other expenses, net of the same amounts, respectively, for the years ended December 31, 2007 and 2006 under U.S. GAAP.

QuickLinks

  Exhibit 99.1
Report of Independent Registered Public Accounting Firm
BALANCE SHEETS Jupiter Shop Channel Co., Ltd. As of December 31, 2007 and 2006
BALANCE SHEETS Jupiter Shop Channel Co., Ltd. As of December 31, 2007 and 2006
STATEMENTS OF INCOME Jupiter Shop Channel Co., Ltd. For the years ended December 31, 2007, 2006 and 2005
STATEMENTS OF CHANGES IN NET ASSETS Jupiter Shop Channel Co., Ltd. For the years ended December 31, 2007, 2006 and 2005
STATEMENTS OF CASH FLOWS Jupiter Shop Channel Co., Ltd. For the years ended December 31, 2007, 2006 and 2005
Notes to Financial Statements